Exhibit 99.1

Organigram Announces Interim Chief Financial Officer

TORONTO--(BUSINESS WIRE)--November 10, 2023--The Board of Directors (the “Board”) of Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI) today announced that Derrick West has informed Organigram that he will transition away from his role as Chief Financial Officer (“CFO”) in order to take time to focus on his health and recovery following surgery later this month.

Paolo De Luca, current Chief Strategy Officer, has been appointed interim CFO effective November 13, 2023, while the Company completes a search for a new permanent CFO. Paolo previously served as the Company’s CFO between 2017 and 2020.

“Derrick has left a legacy of stabilizing our financial processes along with the implementation of our ERP and has supported the Company through a period of high growth including the acquisitions of our Winnipeg and Lac-Supérieur facilities,” said Ms. Goldenberg, CEO of Organigram. “We are grateful for his contributions during his time on the board beginning in 2017 and since becoming CFO in 2020 and we wish him well.”

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc. a licensed producer of cannabis, cannabis-derived products and cannabis infused edibles in Canada.

Organigram is focused on producing high-quality cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend its global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, and include statements regarding the search process and anticipated skill set for a permanent CFO. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Such risks include the risk that Organigram may not be able to identify or attract candidates having the desired skill set as permanent CFO on a timely basis or at all, and the factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

Paolo DeLuca, Chief Strategy Officer
paolo.deluca@organigram.ca
(416) 948-3732